Invesco Actively Managed Exchange-Traded Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 19, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invesco Actively Managed Exchange-Traded Fund Trust

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”) on behalf of its series, the Invesco Corporate Bond Factor ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 387 to the Trust’s Registration Statement under the 1933 Act, which was filed on Form N-1A (File Nos. 333-147622 and 811-22148) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-19-313433) on December 13, 2019, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Fund. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 387.

Post-Effective Amendment Nos.	Filing Date	Accession Number
388	February 25, 2020	0001193125-20-048108
391	March 12, 2020	0001193125-20-071524
393	March 18, 2020	0001193125-20-077102
394	March 25, 2020	0001193125-20-085123
396	March 31, 2020	0001683863-20-001494
397	April 8, 2020	0001683863-20-002541
399	April 15, 2020	0001683863-20-003303
402	April 29, 2020	0001683863-20-006969
403	May 22, 2020	0001683863-20-009976
405	June 4, 2020	0001683863-20-010550
407	June 18, 2020	0001683863-20-011027
409	July 16, 2020	0001193125-20-194048
411	August 12, 2020	0001193125-20-217760
413	August 28, 2020	0001193125-20-234694
419	September 25, 2020	0001193125-20-254430
425	October 14, 2020	0001193125-20-269322
427	October 20, 2020	0001193125-20-272840
430	November 10, 2020	0001193125-20-290219
438	December 9, 2020	0001193125-20-313879
442	January 7, 2021	0001193125-21-004164
444	January 21, 2021	0001193125-21-013287
446	February 19, 2021	0001193125-21-049054

449	March 19, 2021	0001193125-21-087360
451	April 16, 2021	0001193125-21-118737
453	May 14, 2021	0001193125-21-161689
455	June 11, 2021	0001193125-21-188495
457	July 9, 2021	0001193125-21-211476
460	August 6, 2021	0001193125-21-238843
462	September 3, 2021	0001193125-21-265275
464	October 1, 2021	0001193125-21-289338
468	October 29, 2021	0001193125-21-312792
471	November 24, 2021	0001193125-21-339793
473	December 22, 2021	0001193125-21-364533
476	January 20, 2022	0001193125-22-013297
479	February 18, 2022	0001193125-22-046050
483	March 18, 2022	0001193125-22-079134
485	April 14, 2022	0001193125-22-105089
487	May 13, 2022	0001193125-22-149492
489	June 10, 2022	0001193125-22-171592
491	July 8, 2022	0001193125-22-190086
493	August 5, 2022	0001193125-22-213277
495	September 2, 2022	0001193125-22-237195
498	September 29, 2022	0001193125-22-253787
500	October 28, 2022	0001193125-22-271809
502	November 23, 2022	0001193125-22-291753
505	December 22, 2022	0001193125-22-310691
507	January 20, 2023	0001193125-23-011482
509	February 17, 2023	0001193125-23-041532
512	March 17, 2023	0001193125-23-073379
514	April 14, 2023	0001193125-23-101260
516	May 12, 2023	0001193125-23-142745
518	June 9, 2023	0001193125-23-164020
520	July 7, 2023	0001193125-23-183489
522	August 4, 2023	0001193125-23-203450
524	September 1, 2023	0001193125-23-226879
526	September 29, 2023	0001193125-23-246533
528	October 27, 2023	0001193125-23-264545
530	November 21, 2023	0001193125-23-281219
532	December 20, 2023	0001193125-23-299407
534	January 18, 2024	0001193125-24-009746
536	February 16, 2024	0001193125-24-038045
539	March 15, 2024	0001193125-24-068771
542	April 12, 2024	0001193125-24-094039
545	May 10, 2024	0001193125-24-135805
547	June 7, 2024	0001193125-24-156762
550	July 5, 2024	0001193125-24-175414
554	August 2, 2024	0001193125-24-192084
556	August 30, 2024	0001193125-24-210346
559	September 27, 2024	0001193125-24-227562
561	October 25, 2024	0001193125-24-243477
564	November 22, 2024	0001193125-24-263943

The Trust is making this application for withdrawal of Post-Effective Amendment No. 387 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with Post-Effective Amendment No. 387 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 315-2341.

Sincerely,

/s/ Will McAllister

Will McAllister
Assistant Secretary,
Invesco Actively Managed Exchange-Traded Fund Trust